June 7, 2016

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

This letter confirms that Clive Bode and Joann Harris are authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Form ID Acknowledgements, on my behalf. This authorization and designation shall be valid until July 1, 2019.

Very truly yours,

/s/ Christopher J. Yip
Christopher J. Yip